Waterloo House, Ground Floor 100 Pitts Bay Road
Pembroke HM 08 Bermuda

441-278-9250
441-278-9255 fax

May 20, 2015

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Arch Capital Group Ltd.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-16209

Dear Mr. Rosenberg:

We are responding to your letter dated May 7, 2015 (the “Comment Letter”) setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (“ACGL” or the “Company”) for the year ended December 31, 2014.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark D. Lyons
Mark D. Lyons
Executive Vice President, Chief
Financial Officer and Treasurer

Notes to Consolidated Financial Statements
9. Fair Value
Fair Value Measurements on a Recurring Basis

1.
Please provide us, for each “class” (refer to ASC 820-10-50-2B) of Level 2 available-for-sale fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

In response to the Staff’s comment, the Company has provided information on the valuation techniques and inputs used for its available-for-sale fixed maturity securities by class in the following paragraphs. This information would replace the existing discussion of the classification of fixed maturities on page 178 of the Form 10-K for the year ended December 31, 2014. The Company intends to revise its Fair Value disclosures to include this information beginning with its Form 10-Q for the six months ended June 30, 2015.
Fixed maturity securities.
Level 2 assets measured at fair value
Fixed maturity securities included in Level 2 include corporate bonds, mortgage-backed securities, municipal bonds, commercial mortgage-backed securities, non-U.S. government securities and asset-backed securities. The Company uses the market approach valuation technique to estimate the fair value of its fixed maturity securities, when possible. The market approach includes obtaining prices from independent pricing services, such as index providers and pricing vendors, as well as to a lesser extent quotes from broker-dealers.
The following describes the significant inputs used to determine the fair value of our fixed maturity securities included in Level 2 by asset class:

•
Corporate bonds – valuations provided by independent pricing services, substantially all through index providers and pricing vendors with a small amount through broker-dealers. The fair values of these securities are generally determined using the spread above the risk-free yield curve. These spreads are generally obtained from the new issue market, secondary trading and from broker-dealers who trade in the relevant security market. As the significant inputs used in the pricing process for corporate bonds are observable market inputs, the fair value of these securities are classified within Level 2.

•
Mortgage-backed securities – valuations provided by independent pricing services, substantially all through pricing vendors and index providers with a small amount through broker-dealers. The fair values of these securities are generally determined through the use of pricing models (including Option Adjusted Spread) which use spreads that are generally obtained from the new issue market, secondary trading and from broker-dealers who trade in the relevant security market. Estimated prepayment speeds are also used to fair value these securities. As the significant inputs used in the pricing process for mortgage-backed securities are observable market inputs, the fair value of these securities are classified within Level 2.

•
Municipal bonds – valuations provided by independent pricing services, with all prices provided through index providers and pricing vendors. The fair values of these securities are generally determined using spreads obtained from broker-dealers who trade in the relevant security market, trade prices and the new issue market. As the significant inputs used in the pricing process for municipal bonds are observable market inputs, the fair value of these securities are classified within Level 2.

•
Commercial mortgage-backed securities – valuations provided by independent pricing services, substantially all through index providers and pricing vendors with a small amount through broker-dealers. The fair values of these securities are generally determined through the use of pricing models which use spreads that are generally obtained from the new issue market, secondary trading and from broker-dealers who trade in the relevant security market. Estimated prepayment speeds are also used to fair value these securities. As the significant inputs used in the pricing process for commercial mortgage-backed securities are observable market inputs, the fair value of these securities are classified within Level 2.

•
Non-U.S. government securities – valuations provided by independent pricing services, with all prices provided through index providers and pricing vendors. The fair values of these securities are generally based on international indices or valuation models which include daily observed yield curves, cross-currency basis index spreads and country credit spreads. As the significant inputs used in the pricing process for non-U.S. government securities are observable market inputs, the fair value of these securities are classified within Level 2.

•
Asset-backed securities - valuations provided by independent pricing services, substantially all through index providers and pricing vendors with a small amount through broker-dealers. The fair values of these securities are generally determined through the use of pricing models (including Option Adjusted Spread) which use spreads that are generally obtained from the new issue market, secondary trading and from broker-dealers who trade in the relevant security market. Estimated prepayment speeds are also used to fair value these securities. As the significant inputs used in the pricing process for asset-backed securities are observable market inputs, the fair value of these securities are classified within Level 2.

3